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Map data ©2021
Family-friendly
Serene Drops

Manufacturing

848 W River Center Dr NE Suite F
Comstock Park, MI 49321
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Open until 5:00 PM
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Investment Opportunity
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.65 for the next $40,000 invested.
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THE PITCH
Serene Drops is seeking investment to promote the business and hire more employees.
This is a preview. It will become public when you start accepting investment.
OUR MISSION

Our mission is to harness superior disinfectant products that visually and functionally enhance people's lives. Serene Wipes makes premium antiseptic wet wipes that are affordable and easy to carry! We provide our clients with quality and alternative disinfectant – from our seven scents, the choice is yours.

Leaving yourself with the gift of clean hands is the thanks that you owe yourself.
We care about your well being and the health of our community, that's why we are one of the pioneers of the hygiene revolution!
This is a preview. It will become public when you start accepting investment.
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This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
THE SPACE

Production happens in our warehouse which is located in Grand Rapids, Michigan.

Our high powered machine is able to produce 100 wipes per minute!
We are located at 848 W River Center Dr NE Suite F.
This is a preview. It will become public when you start accepting investment.
OUR PARTNERS

The New Way of Clean! These are just couple of our partners that we are working with as we continue to expand our company. Our partners include:

Cafe Miro
The Winchester

Toole's Public House
Rockwell Republic
BUSINESS MODEL

Serene Wipes are customizable disinfectant wipes perfect for restaurants, retail stores, medical offices, firms, hotels, spas and gatherings. Your website's QR code on our packaging serves as a convenient link to any website or menu

Clients and customers will always be reminded of your hospitality, especially with a disposable menu, advertisement and disinfectant in the palms of their hands.

Our wipes serve not only as multi purpose disinfectants but are also PH balancing, paraben free and silky soft providing your skin with comfort, elasticity and leave no harmful residue.

Made with natural essential oils and aloe vera, we can promise there will be no after smell that leaves you cringing at the smell of alcohol. Manufactured in the US with locally and ethically sourced ingredients. All of our unique scents leave you with a breeze of freshness, enough to put a smile on your face. As a family owned company we aspire to provide products that give a pleasant sanitizing experience. Our products meant to accompany you everywhere with a pocket distance.

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THE TEAM
Guney Tosun
Manager

Psychology graduate, loves to interact and network with people. Enjoys to travel and experience new cultures. Experienced in sales along with a diverse background in marketing strategy and outreach. Excellent communication and listening skills with a growth oriented creative mindset!

Omer Botan Alagoz
Graphic Designer

First generation kid of an immigrant family. Has worked as a barista and roaster at coffee shops. Coming from Istanbul where the sanitation culture is rooted in traditions of Anatolia realized the need for customized wet wipes in cafes, restaurant and hotels especially for the reasons concerning hygiene. Now works as the graphic designer for the company.

Johanna Mae Starkie
Public Relations

Johanna holds a degree in fashion design and merchandising along with advertising. Her diverse set of skills and experiences have added to her eye for detail along with her marketing skills. She has lived in Manhattan, Chicago and now resides in her hometown of Grand Rapids, MI doing contract design work and helping startups build their brands. From sales strategies to help with design and marketing there is nothing she isnt capable of excelling at. We are so grateful to have her as apart of our team as she is a crucial aspect.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Employees For 6 Months $30,000
Equipment $13,500
Operating Capital $10,000
Marketing Within 6 Months $17,000
Mainvest Compensation $4,500
Total $75,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$750,000	$900,000	$1,035,000	$1,159,200	$1,275,120
Cost of Goods Sold	$375,000	$450,000	$517,500	$579,600	$637,560
Gross Profit	$375,000	$450,000	$517,500	$579,600	$637,560

EXPENSES

Rent $11,400 $11,685 $11,977 $12,276 $12,582
Utilities $3,600 $3,690 $3,782 $3,876 $3,972
Salaries $54,000 $64,800 $74,520 $83,462 $91,808
Insurance $2,004 $2,054 $2,105 $2,157 $2,210
Repairs & Maintenance $1,800 $1,845 $1,891 $1,938 $1,986
Legal & Professional Fees $1,800 $1,845 $1,891 $1,938 $1,986
Operating Profit $300,396 $364,081 $421,334 $473,953 $523,016
This information is provided by Serene Drops. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
Investment Round Status

$75,000

TARGET

$200,000

MAXIMUM

This investment round closes on August 4, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Serene Drops
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $40,000 invested
1.65×
Investment Multiple 1.55×
Business's Revenue Share 1.7%-4.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2029
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Serene Drops's fundraising. However, Serene Drops may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Serene Drops to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Serene Drops operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Serene Drops competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Serene Drops's core business or the inability to compete successfully against the with other competitors could negatively affect Serene Drops's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Serene Drops's management or vote on and/or influence any managerial decisions regarding Serene Drops. Furthermore, if the founders or other key personnel of Serene Drops were to leave Serene Drops or become unable to work, Serene Drops (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Serene Drops and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Serene Drops is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Serene Drops might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Serene Drops is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Serene Drops

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Serene Drops's financial performance or ability to continue to operate. In the event Serene Drops ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Serene Drops nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Serene Drops will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Serene Drops is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Serene Drops will carry some insurance, Serene Drops may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Serene Drops could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Serene Drops's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Serene Drops's management will coincide: you both want Serene Drops to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Serene Drops to act conservative to make sure they are best equipped to repay the Note obligations, while Serene Drops might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Serene Drops needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Serene Drops or management), which is responsible for monitoring Serene Drops's compliance with the law. Serene Drops will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Serene Drops is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Serene Drops fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Serene Drops, and the revenue of Serene Drops can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Serene Drops to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Serene Drops. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Serene Drops isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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